UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.                                    Name of issuer or person filing (“Filer”): FirstCaribbean International Bank Limited

B.                                    This is (select one):

☒     an original filing for the Filer

☐      an amended filing for the Filer

C.                                    Identify the filing in conjunction with which this Form is being filed:

Name of registrant	FirstCaribbean International Bank Limited

Form type	F-1

CIK Number	0001725166

Filed by	FirstCaribbean International Bank Limited

Date Filed (if filed concurrently, so indicate)	Concurrently

D.                                    The filer is incorporated under the laws of Barbados and has its principal place of business at Michael Mansoor Building, Warren, Saint Michael, Barbados BB22026, telephone +1 (246) 467-8735.

E.                                     The Filer designates and appoints CT Corporation System, the duly authorized representative of FirstCaribbean International Bank Limited in the United States (the “Agent”), located at 111 Eighth Avenue — 13th Floor, New York, NY 10011, telephone (212) 590-9070, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission, and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-1 filed on March 23, 2018, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.                                    Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Warrens, Parish of Saint Michael, Country of Barbados, this 23rd day of March, 2018.

Filer:  FirstCaribbean International Bank Limited

By:	/s/ GARY BROWN
Name:	Gary Brown
Title:	Chief Executive Officer and Director

This statement has been signed by the following persons in the capacities indicated and on this 23rd day of March, 2018.

Agent for Service of Process in the United States

By:	/s/ OLGA HINKEL
Name:	Olga Hinkel
Title:	Vice President
CT Corporation System as Agent for Service of Process